SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KEYON COMMUNICATIONS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

493312201

(CUSIP Number)

The California Capital Limited Partnership

10182 Culver Blvd.

Culver City, CA 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49331220	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS. The California Capital Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 20,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 20,000,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 48.76% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 493312201	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS. Themba, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 20,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 20,000,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 48.76% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 493312201	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS. Steven H. Hassan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 20,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 20,000,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 48.76% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 9 Pages

Item 1.	Security and Issuer

The title of the class of equity securities of Keyon Communications Holdings, Inc., a Delaware corporation (the “Company”), to which this statement relates is the Company’s Common Stock, par value $0.01 per share (the “Common Stock”). The address of the principal executive office of the Company is 11742 Stonegate Circle, Omaha, NE 68164.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of The California Capital Limited Partnership, a California limited partnership, (“Cal Cap”), Themba, LLC, a California limited liability company (“Themba LLC”) and Steven H. Hassan, the manager of Themba LLC. Mr. Hassan is a citizen of the United States. Cal Cap, Themba LLC and Mr. Hassan are referred to herein as the “Reporting Persons.”

(b) The principal business address for each Reporting Person is 10182 Culver Blvd., Culver City, CA 90232.

(c) Cal Cap is an estate planning vehicle established for the benefit of Dr. Patrick Soon-Shiong and his family and holds certain investment assets.

(d) None of the Reporting Persons or any of the persons identified in Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons or any of the persons identified in Item 2(a) above has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship of each of the Reporting Persons and the other persons identified in Item 2(a).

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on February 1, 2010, Cal Cap acquired from the Issuer a $15,000,000 secured convertible promissory note (the “Convertible Note”). The purchase price was paid by Cal Cap from internal sources.

Item 4.	Purpose of Transaction

On February 1, 2010, Cal Cap entered into a Note Purchase Agreement (the “Purchase Agreement”) with the Issuer whereby Cal Cap purchased the Convertible Note. The Note is convertible into shares of the Issuer’s Series Cal Cap Preferred Stock (which is convertible into share Common Stock as described below) as follows:

Conversion at the option of Cal Cap. The Note is convertible at the option of Cal Cap during the period commencing on the 41st trading day following the earlier to occur of (1) the date on which the Company publicly discloses that it and its subsidiaries have been denied all of its awards, to the extent it occurs, with respect to the Company’s pending applications under the Broadband Initiative Program of the American Recovery and Reinvestment Act of 2009 (the “ARRA Negative Funding Announcement Date”) or (2) September 30, 2010 through the date immediately preceding the Maturity Date. During this period, Cal Cap may convert all or a portion of the indebtedness of the Company then outstanding under the Note into that number of shares of Series Cal Cap Preferred Stock which is equal to the quotient obtained by dividing (a) the sum of (i) the then outstanding principal amount of the Note and (ii) any accrued but unpaid interest thereon elected by Cal Cap to be so converted by (b) the lesser of (i) $0.75 (subject to stock dividends, stock splits, reclassifications or similar transactions), and (ii) the average volume weighted average price of the Common Stock for the 40 trading days following the earlier to occur of (1) the ARRA Negative Funding Announcement Date or (2) September 30, 2010 (subject to stock dividends, stock splits, reclassifications or similar transactions) (such lesser amount being the “Post Announcement Conversion Price”). Any accrued but unpaid interest not converted into shares of Series Cal Cap Preferred Stock by Cal Cap shall be paid in cash. The ARRA Negative Funding Announcement Date occurred on March 3, 2010.

Page 6 of 9 Pages

Conversion or Repayment Upon Maturity. In the event that any indebtedness under the Note remains outstanding on the Maturity Date, then the principal amount then outstanding and any accrued but unpaid interest thereon shall, at the option of Cal Cap, either (a) become immediately due and payable on such date, or (b) convert on such date into that number of shares of Series Cal Cap Preferred Stock that is equal to the quotient obtained by dividing (i) the sum of (A) the then outstanding principal amount of the Note and (B) any accrued but unpaid interest thereon elected by Cal Cap to be so converted by (ii) the Post Announcement Conversion Price. Any accrued but unpaid interest not converted into shares of Series Cal Cap Preferred Stock as provided in the preceding sentence shall be paid in cash on the Maturity Date.

Mandatory Conversion. If after September 30, 2010, the volume weighted average for each of any 10 consecutive trading days exceeds the product of (A) 5 and (B) the Post Announcement Conversion Price, the Company may require Cal Cap to convert all or part of the then outstanding principal amount of the Note plus, if so specified in the notice, any accrued but unpaid interest thereon, into that number of shares of Common Stock that is equal to the quotient obtained by dividing (a) the sum of (i) the then outstanding principal amount of the Note and (ii) all accrued but unpaid interest specified in the notice by (b) the Post Announcement Conversion Price.

In the event that any shares of the Issuer’s Series Cal Cap Preferred Stock or Series KIP Preferred Stock are outstanding, the holders of the Series Cal Cap Preferred Stock and Series KIP Preferred Stock are entitled, voting together as a single class, to elect such number of directors of the Company as is consistent with their pro rata ownership of the Company’s outstanding Common Stock assuming the full conversion of all outstanding shares of Series Cal Cap Preferred Stock and Series KIP Preferred Stock.

Each share of Series Cal Cap Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such number of shares of Common Stock as is determined by dividing the Original Series Cal Cap Issue Price by the then applicable conversion price. The initial conversion price per share for shares of Series Cal Cap Preferred Stock is the Original Series Cal Cap Issue Price.

Item 5.	Interest in Securities of the Issuer

The following disclosure assumes that there are 21,017,580 shares of the Common Stock as of February 1, 2010 as represented by the Issuer to Cal Cap in the Purchase Agreement.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 20,000,000 shares of the Common Stock, representing 48.76% of the Issuer’s outstanding Common Stock, assuming that the Convertible Note is convertible at $0.75 per share. Themba LLC is filing solely in its capacity as the general partner of Cal Cap, which is an indirect beneficial owner of securities held by Cal Cap. Mr.Hassan is filing solely in his capacity as the manager of Themba LLC, which is an indirect beneficial owner of securities held by Cal Cap.

(b) By virtue of the relationships described in Item 2(a) above, each of Cal Cap, Themba LLC and Mr. Hassan may be deemed to have shared voting and dispositive power with respect to these 20,000,000 shares of the Common Stock.

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions relating to the Common Stock.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by it.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 4.

Item 7.	Materials to be filed as Exhibits

1.	Joint Filing Agreement dated March 16, 2010, by and among Cal Cap, Themba LLC and Mr. Hassan.

Page 7 of 9 Pages

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: March 16, 2010

THE CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By:	THEMBA, LLC
Its:	General Partner

By:	/s/ Steven H. Hassan
Its:	Manager

THEMBA, LLC.

By:	/s/ Steven H. Hassan
Its:	Manager

/s/ Steven H. Hassan
STEVEN H. HASSAN

Page 8 of 9 Pages

Exhibits

1.	Joint Filing Agreement dated March 16, 2010, by and among Cal Cap, Themba LLC and Steven H. Hassan.

Page 9 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: March 16, 2010

THE CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By:	THEMBA, LLC
Its:	General Partner

By:	/s/ Steven H. Hassan
Its:	Manager

THEMBA, LLC.

By:	/s/ Steven H. Hassan
Its:	Manager

/s/ Steven H. Hassan
STEVEN H. HASSAN